

Mailstop 4628

May 23, 2018

Via E-mail
Mr. Julian Bott
Chief Financial Officer
Southwestern Energy Company
10000 Energy Drive
Spring, Texas 77389

> **Re:** **Southwestern Energy Company**
> **Form 10-K for the Fiscal Year ended December 31, 2017**
> **Filed March 1, 2018**
> **File No. 1-08246**

Dear Mr. Bott:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosures.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2017

Business, page 3

Proved Undeveloped Reserves, page 8

1. Footnote 3 to the tabular reconciliation of the changes in the net quantities of your proved undeveloped reserves appears to indicate that the changes from extensions and discoveries that occurred during 2017 are "primarily" associated with the increase in commodity prices. Additionally, the discussion of the changes provided on page 9 appears to indicate that the line item entry representing additions from extensions and discoveries is the result of an aggregation of several separate and unrelated factors, e.g. "the result of adding new undeveloped locations throughout the year through our

successful drilling program, improved operational performance and increased commodity pricing across our portfolio."

Expand your disclosure to reconcile the overall change in the line item by separately identifying and quantifying the net amount attributable to each factor so that the change in net reserves between periods is fully explained. This comment also applies to the disclosure of the changes attributable to extensions and discoveries provided on page 109. Refer to Item 1203(b) of Regulation S-K and FASB ASC 932-235-50-5.

2. Tell us why you include the effect of the changes from improved operational performance and increased commodity pricing as part of the line item for extensions and discoveries rather than separately disclosing such changes under the line items "performance and production revisions" and "price revisions" in the tabular reconciliation presented on page 8.

Properties, page 39

Production, Average Sales Price and Average Production Cost, page 42

3. Tell us how you considered the requirements with regard to disclosure of production, by final product sold, for each field that contains 15% or more of your total proved reserves. Refer to Item 1204(a) of Regulation S-K and Rule 4-10(a)(15) of Regulation S-X.

Management's Discussion and Analysis, page 48

Results of Operations, page 50

4. You present your discussion of results of operations only on the basis of your segments. Please revise your disclosure to also include a discussion of your results of operations for the company as a whole. See Item 303(A) of Regulation S-K.

Consolidated Financial Statements, page 68

Notes to Consolidated Financial Statements, page 76

Note 8 - Commitments and Contingencies, page 93

5. Your discussion of both litigation matters generally and the Arkansas royalty litigation specifically indicates that you believe the matters are not likely to have a material impact. If it is at least reasonably possible that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material, disclose the estimated additional loss, or range of loss, that is reasonably possible, or state that such an estimate cannot be made. See question 2 to SAB Topic 5-Y.

Mr. Julian Bott
Southwestern Energy Company
May 23, 2018

<u>Supplemental Oil and Gas Disclosures (Unaudited), page 107</u>

6.   Tell us the specific policies, procedures and methodologies you use to assess unevaluated properties for possible impairment. For the unevaluated property acquisition costs incurred prior to 2015, describe for us, in reasonable detail, the planned activities for these properties as of each of the years ended December 31, 2015, December 31, 2016 and December 31, 2017 as well as the quarter ended March 31, 2018. Explain the nature of and reasons for any changes in the planned activities between these dates. Additionally, describe the actual activities related to these properties during subsequent periods, and explain the reasons for any differences between planned and actual activities.

<u>Natural Gas and Oil Reserve Quantities, page 109</u>

7.   Expand your explanation of the changes in the net quantities of proved reserves resulting from revisions of previous estimates to identify and quantify each factor that contributed to a change in reserves. To the extent that two or more unrelated factors are combined to arrive at the line item figure, your disclosure should separately identify and quantify each individual factor, including offsetting factors, so that the change in net reserves between periods is fully explained. The disclosure of revisions in the previous estimates of reserves in particular should identify such factors as changes caused by commodity prices, well performance, unsuccessful and/or uneconomic proved undeveloped locations or the removal of proved undeveloped locations due to changes in a previously adopted development plan. Refer to FASB ASC 932-235-50-5.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Lily Dang at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. You may contact John Hodgin - Petroleum Engineer at (202) 551-3699 if you have questions regarding the engineering comments. Please contact me at (202) 551-3489 with any other questions.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant
Office of Natural Resources